FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, March 25, 2013

Ger: Gen. N°60/2013

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Avenida Libertador Bernardo O´Higgins N° 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 of the Securities Market Law 18,045 and General Rule No. 30 of the Superintendence, and as duly authorized on behalf of Enersis S.A. (the “Company”), I inform you of the following significant event. The extraordinary Board of Directors’ meeting of the Company held today adopted the following resolutions:

1.    The Board declared that the condition precedent in the Company’s ongoing capital increase has been satisfied. The capital increase approved by the Extraordinary Shareholders Meeting (“ESM”) held on December 20, 2012 with respect to the public offering of 16,441,606,297 common shares established a condition precedent.

Under this condition, the effectiveness of all contracts to subscribe for the shares offered was conditioned on the subscription by minority shareholders during the preemptive rights offering or during a subsequent offering period to third parties for at least 3,169,224,294 shares in cash, which is the amount sufficient to permit to the Company’s parent company to exercise its rights to subscribe and pay in full 9,967,630,058 shares without exceeding the legal and statutory limit of a maximum concentration of 65% of the Company’s capital and voting rights.

2.    The Board approves the notice to be published in El Mercurio newspaper on March 26, 2013, informing the public that the aforementioned condition precedent has been satisfied. As a consequence, all the share subscription contracts will be legally executable and binding, and the registry of the shares will therefore be carried out in the name of the respective holder in the shareholders register of Enersis S.A. The date on which the shareholder or third party has signed the respective share subscription contract will be considered as the subscription date for the shares.

3. The Board authorized the CEO, Mr. Ignacio Antoñanzas A., to report satisfaction of the condition precedent and the publication of the notice of the result to the Depósito Central de Valores and Banco Santander.

1

As the capital increase referred to is still in progress, the financial effects on the assets, liabilities and results of Enersis S.A. will be disclosed as soon as the process is completed.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.          Bolsa de Comercio de Santiago

                Bolsa Electrónica de Chile

                Bolsa de Corredores de Valparaíso

                Citibank N.A. Banco Depositario

Banco Santander Santiago - Representante Tenedores de Bonos

Depósito Central de Valores

Comisión Clasificadora de Riesgos

Entidad de Enlace Latibex

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 25, 2013